Filed by Ready Capital Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Owens Realty Mortgage, Inc.

Commission File No.: 001-35989

This filing relates to the proposed merger of Ready Capital Corporation, a Maryland Corporation (“Ready Capital”) and Owens Realty Mortgage, Inc., a Maryland corporation (“ORM”) pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 7, 2018 by and among Ready Capital, ORM and ReadyCap Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital.

The following is a transcript of a conference call held by Ready Capital management with Ready Capital stockholders on November 8, 2018 regarding Ready Capital’s earnings during the third quarter of 2018, in which Thomas Edward Capasse, Chairman and Chief Executive Officer of Ready Capital, and Frederick C. Herbst, Chief Financial Officer of Ready Capital, participated.

Introduction by Operator

Greetings, and welcome to Ready Capital Corporation Third Quarter 2018 Earnings Conference Call.

And as a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Rick Herbst, Chief Financial Officer. Please go ahead.

Frederick C. Herbst

CFO & Secretary

Thank you, operator, and good morning, and thanks to those of you on the call for joining us this morning.

Some of our comments today will be forward-looking statements within the meaning of the Federal Securities Laws. Such statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from what we expect. Therefore, you should exercise caution in interpreting and relying on them. We refer you to our SEC filings for a more detailed discussion of the risks that could impact our future operating results and financial condition.

During the call, we will discuss our non-GAAP measures, which we believe can be useful in evaluating the company’s operating performance. These measures should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. A reconciliation of these measures to the most directly comparable GAAP measure is available in our third quarter 2018 earnings release and our supplemental information.

By now, everyone should have access to our third quarter 2018 earnings release and the supplemental information. Both can be found in the Investors section of the Ready Capital website.

I will now turn the call over to Tom Capasse, our Chief Executive Officer.

Thomas Edward Capasse

Chairman & CEO

Thanks, Rick, and good morning. Before discussing the quarterly financial results, I’d like to take a few minutes to discuss in greater detail the transaction we announced last evening. Specifically, we are extremely excited to have signed a definitive merger agreement with commercial mortgage REIT, Owens Realty Mortgage Inc. Owens is a publicly listed and established finance REIT that focuses on originating small balance and middle market commercial real estate loans, very similar to our own transitional loan business. We have also posted a summary transaction presentation on the Investor section of the Ready Capital website.

This will be a stock-for-stock merger. We are acquiring the assets of Owens at a discount to what we believe their fair value, their market value. As a result, we expect the transaction to be accretive to our 2019 results. We anticipate this transaction will close by the end of the first quarter of 2019, and we will manage the combined company.

Additionally, Owens has owned hard assets that we expect to dispose of through sale. We anticipate we will redeploy the proceeds from the sale of those real estate assets and their principal proceeds from their loans into Ready Capital’s existing investment strategy. We believe this transaction will benefit our shareholders in many ways. First, it’s an extremely cost efficient way to raise capital, particularly when compared to a stock offering, which will need to be executed at a significant discount to book value. In this case, we believe the initial book value dilution, if any, will be nominal.

Second, this will be accretive to 2019 earnings per share and recapture the book value dilution within 1 year. Third, we have underwritten Owens real estate asset and estimate their fair value based on current market condition well in excess of the book value of this asset as of September 30, 2018.

Based on the range of values of these assets, we believe this transaction will result in initial adjusted tangible book value dilution of 0 to 1%. Our estimated range of values based on our underwriting efforts, our assessment as a fair value this asset under current market condition, including a review of third parties valuation and appraisals, assessment of original loans filed, physical inspection of real estate and review transactions with the employee. Fourth, a share will increase our float nearly 50%, which we expect will improve liquidity of the shares and reduce the impact of technical dynamics given our relatively low current trading volume.

Fifth, commercial mortgage REITs with larger market cap tend to be valued higher on a price-to-book basis. Sixth, the transaction will provide growth capital to expand our platform and execute our business plan. In addition, it will allow us to raise incremental debt-to-capital to further increase our scale.

Finally, we expect the increased scale will be cost-effective, resulting in reduced OpEx ratios from their current level. We look forward to working with the Owens team during this transition, and we believe this is a classic win-win situation where shareholders of both companies will benefit.

Now before I comment on quarterly financial results, I’d like to touch on the name change. As you all know, we rebranded as a corporate level to Ready Capital Corporation last month as part of our strategy to further enhance shareholder value. The makeover brings greater exposure to our ReadyCap lending businesses, enabling us to unify and simplify our marketing to enhance growth across all of our platform. We are well positioned to continue to develop the Ready Capital franchise as a leader in mortgage finance.

Now I’ll turn to the third quarter financial results.

For the third consecutive quarter, we exceeded an 11% return on equity, ahead of our targeted 10% given the steady earnings contribution from our small balance commercial origination franchise with returns enhanced with outflow from our acquisitions business. The result this quarter further support our operating thesis that having a multipronged platform provides greater earnings diversity and, thus, consistency compared to single strategy lenders. Strong returns in 1 segment can offset a softening in other. For example, increases in our conventional loan origination volume and gains on sale of acquired assets positively impacted results this quarter. These were partially offset by reduced gains of small business administration and Freddie Mac loan sales.

We continue to believe small balance commercial spaces underserved market niche, a dynamic that continues to be reflected in our results, including some of the following highlighted from the third quarter.

First, GAAP earnings were $17.6 million or $0.53 per share, representing a GAAP ROE of 12.4%. On a core basis, we earned $0.48 per share or an ROE of 11.3%. Through the first 3 quarters of this year, our cumulative of GAAP ROE is 12.3% and core ROE is 11.2%.

Secondly, our ability to restate and acquire new SBC assets continues to be a strength of our company. New asset additions were $429 million, the second highest quarter since we became a public company although off a bit from last quarter. We originated $342 million of new loans in the quarter and acquired another $86 million of loans. In addition, we originated $125 million of new loans in October. Now including the new acquired loans with an inaugural purchase of $10 million subordinate interest in the securitization of conduit small balance loans, those between $5 million and $30 million originated on a forward-flow basis with a leading regional bank. This represents an additional channel for Ready Capital and underscore a key depreciating factor in our platform, investment capacity that exceeds our liquidity. This is a stark contrast with other commercial mortgage REITs focused exclusively on large balance short-term transitional lending where intense competition has resulted in reinvestment of increased prepayment at compressed margins.

Third, pipelines of both segments are strong totaling nearly $500 million in new SBC and SBA loans. On the acquisition side, the pipeline is over $216 million as we continue to see numerous accretive opportunities to collapse legacy securitization of seasoned performing loans and other one-off transactions. Of note in our SBA business this quarter, we hired a team in the Pacific Northwest, which serves approximately $85 million of small business administration loans in the prior 12 months.

Fourth, since the beginning of the year, our adjusted book value increased $0.40 to $17.08. This underscores another differentiating factor for Ready Capital versus the broader mortgage REIT universe, book value stability and a volatile rate environment. This is due to the fact that only 7% of our assets are subject to mark-to-market pricing risks. Our taxable REIT subsidiary structure allows earnings retention and 74% of our portfolio is floating rate much funded and is therefore not subject to interest rate risks.

Further, the majority of our mark-to-market assets are mortgage servicing rates in our residential mortgage segment, which increase in value again this quarter and we would expect to continue to do so in a rising rate environment. Lastly, Ready Capital’s access to the secure tight debt markets remain strong. Earlier this week, we priced a legacy commercial mortgage-backed securities transaction. This transaction had an advance rate of 83% with proceeds of $217 million with a current coupon of 4.7%, which is 150 basis points over swaps. Ready Capital now completed 18 securitizations totaling $3.4 billion since 2011.This transaction highlights a niche in our acquisition business in collapsing a legacy securitization more common in the residential market.

Let me now offer a few relevant observations on the small balance commercial property markets, which continue to show strength. Trends in the SBC market continue to track the housing market, prices of which are highly correlated. As with the housing market, tighter post-crisis registration reduced bank lending for small balance construction — small balance commercial construction finance curtailing supply. Meanwhile, demand from SBC apartment dwellers and small business occupants increased as the business cycle turned. This is reflected in 32 consecutive quarters of positive SBC net absorption through the third quarter and a 4.3% historic low vacancy rate. The results are major credit positive for SBC lending. Record year-to-date annualized rent increases of 47% with a big 6% surprise in retail, which the negative large balance commercial real estate trend and highlights the expiration nature of SBC retail. Also, a 6.4% year-over-year gain in SBC property prices through July, marking the full recovery since the crisis peaked, which is 1 and 4 years behind the housing and large balance CRE markets, respectively.

As with housing, we expected departure from the traditional small balance commercial oversupply-driven collection prices as supply scarcity overtly suppresses demand, slowing the rate of price depreciation but avoiding a material cyclical decline in prices. Against this backdrop, small balance commercial origination excluding small business administration loans increased 13% to $57 billion with full year projections exceeding $200 million for the fourth consecutive year. The market remains highly fragmented with the 15 lenders accounting for just 19% of origination. To put all this in perspective, we have a current market share of under 0.5% with a longer-term goal of 1%. Given the size of the market, we believe we can grow our new loan origination volumes without compromising our strong credit standards.

As I mentioned on last quarter’s call, the Freddie Mac small balance multi-family experienced decline in new loan application starting in the middle of the second quarter when Freddie increased rates 60 basis points. This resulted in a $90 million or 56% reduction in new Freddie loans this quarter. New loan application did pick up when Freddie subsequently reduced rates 40 basis points and our Freddie pipeline has grown to $84 million as of October 31, up from $46 million at the end of July.

On a positive side, our conventional fixed rate product became much more competitive with Freddie, and we had record origination this quarter of $125 million, up $56 million or 80% from the previous quarter.

Our small business administration 7A loan origination topped $15 million this quarter for the first time in our history. While our pipeline remains a strong, it is down a bit from last quarter and the overall SBA number has softened slide as the election got closer. In addition, we did see a slight decline in sales premium starting this summer but we’re announcing those premiums have bottomed and are starting to rebound.

I’ll now hand it off to Rick to discuss our financial results.

Frederick C. Herbst

CFO & Secretary

Thanks, Tom. Before hitting the highlights on some of the slides included in the supplemental information deck, I’d like to discuss a few of the income statement items for the quarter. As Tom mentioned, we continue to benefit from our diverse platform. As you review our quarter results, there are a few items I’d like to highlight.

On the positive side, we continue to benefit from returns on quality assets. This quarter, we recorded a $3.4 million positive mark on a bond that we sold in October. This was partially offset by reduced gains on sales on our Freddie and small business administration businesses. As Freddie segment income generated from gains on sale and precision mortgage servicing rights were down about $2.4 million from last quarter.  As Tom mentioned, new Freddie loan volumes would add 56% this quarter, although our pipeline is now back in the growth loan. This product lower volumes had an immediate impact on our bottom line. Offsetting this, with the increased conventional originations with a lot of positive impact on our bottom line going forward.

Slide 3 depicts some summary highlights for the third quarter of 2018. We continue to be pleased with our financial results and the composition of our balance sheet. Our adjusted book value per share is now $17.08, up $0.40 since the beginning of the year. Growing our book value is an important component of our ability to maximize shareholder value. Between originations and acquisitions, we added $429 million of new assets in the quarter, the second highest in our 2 years as a public company.

On to Slide 4, our levered yields continue to be strong with a 18.6 leverage yield volume. While slightly lower than last quarter, this return continues to average about 300 basis points higher than last year, reflecting the increased earnings capacity as a result of deploying the proceeds of our debt offering.

Slide 5 summarizes our loan originations over the previous 5 quarters and show solid volumes in each business lines with the exception of the Freddie business we mentioned earlier. In addition, we acquired $86 million of loans during the quarter.

Slide 7 covers the activities of the originations segment. The gross levered shield was down this quarter due to lower leverage in the segment during the quarter. Credit performance remains outstanding with nominal delinquencies.

Slide 8 summarizes our small business administration segment. The gross levered yield was again over 30% this quarter. As we mentioned earlier and last quarter, we did see some softening in the premiums, which averaged 9.8% this quarter as compared to 11% last quarter. Our average coupon SBA loans rose again for the third quarter in a row as these adjustable rate loans reset supporting strong levered returns here.

Slide 9 shows some summary information for the acquired portfolio. The returns of the segment were held with the asset sales I mentioned and continued to strong returns in the joint venture investment. In the last 3 quarters, we acquired almost $500 million of assets and have generated risk-adjusted returns. The pipeline here remains strong, and we will selectively acquire more assets as liquidity permits.

Slide 10 summarizes our residential mortgage business. Volumes were down less than 4% from the third quarter of last year, much better than the MBA average. This is due to 80% of the business related to new home purchases rather than refinancing of existing loans, which are more sensitive to interest rate increases. We retained servicing rights on new loans, and the value of the servicing rights portfolio continues to grow. As we said on the past, the value of servicing rights generally increases the rising rate environment.

Slide 11 is an update to the summary of the securitization we’ve done within Ready Capital and does not include the 1 we repriced earlier this week. The new originated product continues to perform well from a credit perspective with nominal delinquencies. Slide 12 provides information without interest rate sensitivity portfolio. The positive impact from rising rates is down a bit this quarter because we do have an inventory of fixed rate loan acquisitions, which was funded by variable rate warehouse debt as September 30. The majority of these assets were included in the securitization I just mentioned, and they are now match funded and no longer subject to interest rate risk.

Slide 14 summarizes our capital stack as of September 30. Our goal is to continue to minimize liquidity risks by converting recourse mark-to-market warehouse debt into match funded securitized debt. The warehouse debt is a bit higher at quarter end this time, but a portion of the debt was converted to securitized debt as a result of that securitization we just filed.

The next few slides are similar to those presented in previous quarters and reflect the diversity of our loan and composition of our capital structure with various liquidity sources.

Now I’ll turn it back over to Tom for some final thoughts before we take questions.

Thomas Edward Capasse

Chairman & CEO

We’ve now completed our second year as a public company and we plan to build on our success as we continue to grow our business under the Ready Capital name. We thank our team for their ongoing efforts and our shareholders for your continued confidence in our company. Operator, we would now like to open up the line for questions.

Operator

Our first question comes from the line of Steve Delaney from JMP Securities.

Steven Cole Delaney

JMP Securities LLC, Research Division

Tom, we noticed the Freddie Mac volumes right off the bat so I appreciate the color you provided on that. It seems over in both their small balance and their regular programs that they often get crossways in the market in terms of their view towards being aggressive, whether it’s in pricing or what-have-you. And we’re actually saw — in the larger market, we saw Freddie being more competitive with Fanny in the third quarter. Given that point, obviously, you’ve mentioned before that you would consider pursuing a Fannie Mae small balance license. Can you give us an update on any progress there or whether that is still on the plans?

Thomas Edward Capasse

Chairman & CEO

Yes. Thanks, Steve. We’re continuing to look at things and evaluate these various licenses but nothing specific to report today.

Steven Cole Delaney

JMP Securities LLC, Research Division

Okay. And you mentioned Freddie, do you feel that Freddie is back with pricing that is competitive that program will be on solid footing going forward for the next couple of quarters until you can get of any license as afar as just dealing with the multi-family opportunities?

Thomas Edward Capasse

Chairman & CEO

Yes, I know — and I’ve seen this over the years between the 2 of them that even on the Ready side that there was — I think some part of it was the Freddie type was in part a catch-up on their — on where rates are moving and their execution on the pass-throughs that are used to finance the sales, the small balance multi-family pools. And the other part of it was competition with Fannie reducing NAREIT. So it’s a little bit of both. I think there in period it seems now with the pricing has been more normalized between the 2 so we expect the volume to continue to increase over the next quarter or 2.

Steven Cole Delaney

JMP Securities LLC, Research Division

Great. And just a couple of quick things on Owens. As you know, we covered that little company. My first question is, do you envision maintaining any kind of a regional office out there in the bay area?

Thomas Edward Capasse

Chairman & CEO

Yes. We currently don’t have a presence there. We are definitely continuing to evaluate working with the team in establishing office there.

Steven Cole Delaney

JMP Securities LLC, Research Division

So I would assume that anything that you maintain going forward would be production-oriented and things all be administrative and servicing asset management, would that all transition to New York or Dallas as early as possible?

Thomas Edward Capasse

Chairman & CEO

Well, we haven’t made a determination at this point to take on the team in which we’re very impressed in terms of credit underwriting. But in — conceptionally, if we did, it will be a loan production office.

Steven Cole Delaney

JMP Securities LLC, Research Division

Got it, okay. And the OREO was $68 million in June. I see in your deck $20 million, maybe plus in terms of potential gains. I’m curious if realizing those gains is going to acquire material CapEx or further investment and I’m specifically thinking about the Lake Tahoe property.

Thomas Edward Capasse

Chairman & CEO

No. The referring to those are primarily completed projects without much additional CapEx required. It’s more of sales of units or leasing and retail property so we don’t expect any material additional investment in the OREO.

Steven Cole Delaney

JMP Securities LLC, Research Division

So you’re going to be in the real estate sales business, not the real estate development business, it sounds like?

Thomas Edward Capasse

Chairman & CEO

That’s correct. That being said, recall that Ready Capital and its predecessor private fund, Waterfall, bought $5 billion of distressed small balance property just like this. Very complex, very quirky in terms of their exit strategy so we have a very strong team. Roughly our asset management team is probably about 25, 30 people with really strong rep technology around it. So we’re — as part of our diligence, we spent a lot of time looking at the projects then coming up with either confirmation of the existing exit strategy or maybe some enhancements to that. But in short, we’re very comfortable with management of the OREO book.

Operator

Our next question comes from the line of Jade Rahmani with KBW.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

Just sticking with the merger. What’s the magnitude of transaction costs and fixing costs as a function of the asset sales that you expect?

Frederick C. Herbst

CFO & Secretary

It will be disclosed in the proxy statement unless — but it is — those transaction costs are factored into our the potential dilution where we said max, we think, it will be at most 1%, hopefully a little bit less than that but those transaction costs affected into it.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. What’s the magnitude of assets that you plan to sell? Is it down just the OREO?

Frederick C. Herbst

CFO & Secretary

We would plan to sell the OREO as quickly as possible, recognizing it will take a little while particularly the units that Tom mentioned. The loans are fairly short-duration loans, kind of average maybe duration of about a year so we would expect to pay down. And then depending if we are able to retain the loan origination team there, that would require so or that capital will be diverted into our own loan portfolio and our own originations.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

In terms of liquidating the OREO, is it reasonable to expect like a 1.5 year timeframe?

Frederick C. Herbst

CFO & Secretary

I think, yes, 1.5 to 2 years at the back end, hopefully. Yes, that’s the range we’re talking about.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

What’s the magnitude of earnings accretion that’s reasonable? And does that factor in the carrying cost of the REO?

Frederick C. Herbst

CFO & Secretary

Regarding the earnings accretion, we expect to earn back the minimal dilution within the year. So you can do the math there. And then going forward, potentially it goes beyond that as we dispose of the REO and redeploy it to higher-yielding assets.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

And when you say accretive, what is that relative to? Is that relative to your internal forecast for 2019?

Frederick C. Herbst

CFO & Secretary

Yes. Correct.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

Just in terms of the overall environment, I’m not sure if you have a strong view by the impact of additional set of reserve interest rate increases. But do you think that additional interest rate increases could start to cause increasing credit deterioration in commercial real estate?

Thomas Edward Capasse

Chairman & CEO

Well, in terms of a large balance market, we see — our view is you’re going to see probably a pricing contraction of between 5% and 15% once the — what we think will be a mild recession is triggered by where we are in terms of the rate cycle. But I wanted to just underscore that small balance commercial market, which is about 15% of its total $4 trillion of commercial real estate debt is fundamentally attached to the housing market in terms of correlation of prices and dynamics. And so whereabout and then finding that below $5 million in appraised value, that market is about 3 years, 4 years behind in the cycle and it’s suffering — it’s the same way as housing, suffering from a dramatic under supply properties as reflected in record rent increases over the last year of 4% to 10% and property price appreciation of I think was around 6%. So again just to — that trend is very similar to what we’re seeing in the housing market with undersupply causing a secular increase in prices, we believe that the small balance market will be buffered and have a much lower beta to the recession than what you’re going to see with the large balance market.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

On the large balance side, the 5% to 15%, is that referring to declines in commercial real estate prices? And over what time period do you expect that to play out?

Thomas Edward Capasse

Chairman & CEO

5%, 15% when recession hit, that could happen over a period of 12 to 24 months. You large firms in credit research, you’ll see that that’s not out of consensus. The best — that’s our view in terms of a large balance market. Yes, we would expect a contraction of maybe 0 to 5% in these small balanced market and 2% to 5% in housing.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

The decline in — does that create acquisition opportunities? And would you fund those primarily to the small balance base?

Thomas Edward Capasse

Chairman & CEO

We look at — when we look at acquisitions, we do look at somewhat larger but still in the midcap space, maybe up to $50 million. But yes, that definitely will create a lot of opportunities. In particular, it’s kind of like the BDC and the leverage loan market, which we think is a bit of a mini bubble in terms of credit. You’re going to see a lot of private real estate fund that we think we see are doing very aggressive transitional lending that with some of our credit underwriters call bridges to nowhere that we think will present acquisition opportunities when the inevitable correction occurs.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

In terms of the correlation housing, we are seeing a slowdown in home sales and homebuilders potentially having offering increased selling concessions. Does that — have you seen any spillover effects from a softer housing market into your asset class?

Thomas Edward Capasse

Chairman & CEO

You’re definitely seeing similar but different. The regulations that were passed after the crisis really targeted community banks and HBCRe, the high-value route commercial real estate loans, and squarely in that was acquisition or construction finance for small balance commercial property. As a result of that, and I don’t have the numbers in front of me, but the new deliveries have been running at like 25% of the pre-crisis high. And meanwhile, demand has been increasing from small businesses and apartments dweller — You had 32 to consecutive quarters of net positive absorption in the small balance commercial markets. And so while the rising rates will affect maybe refi and acquisition — to acquisition demand, that fundamental factor is such that you’ll see prices slow down. So let’s say from 6% to down to maybe low single digits. We think the same thing is going to happen in housing. And so, yes, there’ll be the more of a correction in terms of a slowdown in prices rather than an actual decline I’ve seen a decline in process at this stage of the cycle.

Frederick C. Herbst

CFO & Secretary

Jade, just one quick follow-up to your earlier question on the accretion, just a little bit. If you look at their balance sheet, they’re very, very under-levered. We would anticipate that we would move our loans to our financial facilities, which have higher advance rates and lower cost of debt and then redeployment of those proceeds will contribute to that accretion.

Operator

Our next question comes from the line of Tim Hayes from B. Riley FBR.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

Just a couple of on the earnings accretion. I’m sure the bulk of that comes from, Rick, to your point, redeploying proceeds and higher-yielding assets, getting better advanced rates, costs, caps, all that. But are there any material cost savings contributing to your accretion forecast?

Frederick C. Herbst

CFO & Secretary

There will be some cost saves depending on how everything is resolved in the team there versus whether operating currently. Obviously, as a combined company, our expense ratios would be much lower because there will not be a lot of incremental cost going forward when the much larger capital base and some of those statistical numbers will be much more efficient.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

Okay. And do you have an estimated potential benefit that enhanced scale and liquidity will have on your cost of capital going forward all else equal?

Frederick C. Herbst

CFO & Secretary

On a cost of capital, obviously, it would depend on where our stock price goes and how the market reacts. I would think it would have obviously a slight positive impact on our cost to capital as you scale up. We view somewhere between $750 million, which is where we’ll be and $1 billion as more of an optimal size for our cost of capital, so this is a good big step forward in getting us on that path.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

Okay. And do you believe any of the Owens loans could be collateral for securitization? And can you just clarify what your securitization pipeline looks like today?

Frederick C. Herbst

CFO & Secretary

They’re so much challenging for a couple of reasons. One, their short-term duration loan is currently 1 year, maybe with a 1-year extension and they generally do not have prepayment protection. So those 2 make it challenging, not impossible, but that’s not our — it’s not the most likely funding source for these types of loans. In terms of our securitization, we priced 1 yesterday, Tuesday, I guess, it’s going to close today of the legacy products. And then we have on path another of our bridge product that will bring it all for the first quarter.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

Okay, appreciate that. And then there’s a good amount of retail exposure in the Owens loan book. Just can you give a little bit of color of what type of stores are backing the loans?

Frederick C. Herbst

CFO & Secretary

Some of those loans [indiscernible] $2 million, not too far out so they’re experiential type retail centers where if it’s something of a small fit center, we have to be there. It’s not going to be rated by Amazon or that type of competition.

Thomas Edward Capasse

Chairman & CEO

Yes, the average balance, Frederick, $1.7 million, [indiscernible] $2 million. So like athletic facilities, that sort of thing

Operator

Our next question comes from the line of Stephen Laws from Raymond James.

Stephen Albert Laws

Raymond James & Associates, Inc., Research Division

I think everything has been covered that I had on the acquisition front. Really just wanted to touch on the SBA 7A market and the pricing. Clearly, those prices has come down. Those premiums have come down quite a bit in the last month. Can you talk about what’s driving that and how you look at the opportunity there? And maybe impacts or any thoughts on that business now that it’s kind of some prices on those products a bit below that 10% premium threshold, so comments there, Tom or Rick?

Frederick C. Herbst

CFO & Secretary

Yes. Actually, we’ve seen and we have some deals out of the market. We have seen a little bit of recovery on those pricing. For example, and we have — we do both 10-year term loans and 25-year term loans, about 1/3 is 10 years, 2/3 is 25. So on 10 year, back in like spring, they were trading around 111. They dipped down to 108 back in September and we just priced to be 109.5. So it’s not quite back to where it was. And keep in mind that the SBA retains half of anything over 10%. So those 111 to 110, it’s 50 basis point impact to us, not a full 100. So we’re seeing some strengthening there. On the 25-year products, which is 2/3 of our products, that has flattened out. It was around 113. That was 111.5 or so, and we haven’t seen any further decline over the last couple of months. So that’s we’re hopeful about. There seem to be a lot of product — couple of things, there’s a lot of product after Labor Day, after the summer, so the pricing softened up a little bit. It was on some uncertainty around the election and the election results and what might happen. And obviously remains you see that election behind us where that ends up, but market never likes uncertainty. And there was some concern about prepayment rates. Obviously, the buyer is paying 10% or 11% premium. Their concern if prepayment rates are accelerating. So there were some of that pressure in the pricing. But again, we’ve seen it either as minimum bottom out or starting to turn out on the upside.

Stephen Albert Laws

Raymond James & Associates, Inc., Research Division

Just want to touch base, a little weak I know back when you announced your year-end results, you authorized the $20 million stock repurchase. Is the still in place. Is that something you would consider? And maybe talk about how you view deploy capital to investment versus repurchasing stock, which shares trading at about, I don’t know, roughly 13% discount, I guess, to adjusted book value here?

Frederick C. Herbst

CFO & Secretary

It’s something we’re constantly looking at. We kind of have the market recently given where we were the merger transactions. You kind of precluded from doing that. In terms of weakness of the stock price, we’ve looked at. And I think it relates to our average trading volume and we look at our ETF ownership. As ETF sold off some financial stocks, our trading volume, we’ve looked at it as an ETF ownership, they own about 28x our average daily trading volume, which is much higher than most of the peer group given our low trading volumes. So if ETF’s are lining up on the financial services, I think we get hit probably a little bit more than some others. Conversely, if they start to reload, then we should recover a little quicker than some of the others. We were a little bit above book value that a month or 6 weeks ago and obviously the stock performance hasn’t been as strong as we would like since. You’ll see how the market we feel very strongly, very positive at the merger as well as 3 strong quarters of earnings and hopefully the market will start to reflect that.

Thomas Edward Capasse

Chairman & CEO

I would just add to that one of the benefits, to underscore, one of the benefits of the transaction is to increase our float from currently 55% of our Ready Capital market cap to roughly 56% on a pro forma basis, which is become 87 on the transaction summary.

Stephen Albert Laws

Raymond James & Associates, Inc., Research Division

Great. And I guess I do have one question on the transaction, I may have missed this or I don’t see it in the press release. When is it expected to close? And depending on that closing, do you anticipate paying separate dividends for the quarter before and after the close or anything like that? Or how do we think about the distributions around the closing date?

Frederick C. Herbst

CFO & Secretary

We estimate, and it’s always hard to tell, but we estimate to close some time towards the end of the first quarter. Both companies are expected to pay their normal quarterly dividends. In the case of Owens, we don’t think it’s highly likely but it if they need to make a distribution for tax purposes, compliance purposes, they are entitled to do that and appropriately adjusted.

Operator

Our next question comes from the line of Crispin Love from Sandler O’Neill.

Crispin Elliot Love

Sandler O’Neill + Partners, L.P., Research Division

In the presentation, I believe you said that the floating rate loans are now about 51% of the total. Can you comment on what’s causing the change there? It has been [indiscernible] 60% in recent quarters?

Frederick C. Herbst

CFO & Secretary

Yes. The adjustable rate loans are the primarily the transitional loans, The Bridge transitional loans and the SBA loans. The SBA volumes and while we did over 50 million, there are small fraction or smaller fractions of the total. Our fixed-rate product between Freddie and the conventional fixed-rate product is the majority of our loan volume. So depending really on where we are at a cycle of origination, on the spot balance, that can pop up a little bit. And then we’ve done some acquisitions, which are often fixed-rate acquisitions. And again, the majority of those got flipped into the securitization today when we closed that transaction.

Crispin Elliot Love

Sandler O’Neill + Partners, L.P., Research Division

Okay, great. And then just one on the Owens acquisition. Are you going to be selling all of the Owens real estate asset? And if that’s the case, what would you expect the timeframe of selling them and then redeploying them in your Ready Capital assets after the deal closes?

Frederick C. Herbst

CFO & Secretary

We expect to — we’re not an operator of real estate but we’re capable of doing and history has done that but that’s not our intent. We would — our plan is to dispose of the assets over 2 years. And as those proceeds come in, redeploy those into either new Owens loans or the loans and acquisitions that we’ve historically done.

Thomas Edward Capasse

Chairman & CEO

But, well over half, if you look at the business plan designed by our asset management team to each of the assets, OREO assets as sometimes confirmatory with respect to Owens strategy who, by the way, has a long history and track record of managing these types of assets as well, you’d see that more than half of the process would be realized in the first year.

Operator

Our next question comes from the line of Ben Zucker from BTIG.

Benjamin Ira Zucker

BTIG, LLC, Research Division

The acquisition, just to echo the earlier comment, I’m also a little familiar with Owens and it’s OREO book, and I believe that company was taking more of a measured approach to its divestitures because it was limited by some reselling restriction. So I’m just curious, now that you’re bringing that capital into ReadyCap, where you can generate a net return of 10%-plus, have you looked at ways or are there ways to accelerate that 1.5- to 2-year disposition timeline to get that money redeployed maybe a little bit quicker? Or are your hands kind of tied by those same reselling rules that I know were impacting ORM. I’m just kind of curious how you came up with that expected timeline.

Frederick C. Herbst

CFO & Secretary

Well, first of all, you’re exactly right. They were — we really did the size on occasions where the rules are you can only some percentage of your assets a number of transaction. Given our much larger size, theoretically, we could dispose them all tomorrow if we had a buyer. We’re not constricted by those size limitation, so that’s one more advantage of size does matter. And the 2-year timeframe, hopefully we can do it quicker. But as you probably know then, a good chunk of those assets of those condo units, that would just take a while to dispose of those assets as we go. But the most part, the rest of them should be done, as Tom mentioned, hopefully within 12 months.

Benjamin Ira Zucker

BTIG, LLC, Research Division

Well, they do look like nice assets on the website, for what that’s worth.

Frederick C. Herbst

CFO & Secretary

You should take a in there.

Benjamin Ira Zucker

BTIG, LLC, Research Division

I appreciate it. That’s a good idea, Rick. I think I would touch that Owens has a strong presence in California in the Pacific Northwest. How does their borrower barware network and relationships mesh with your current footprint on market exposure there? Is this an area and region that you like and so you were underrepresented in? Or would you really just after ORM’s capital?

Frederick C. Herbst

CFO & Secretary

We’re hoping for both. Obviously, from a capital perspective, we just talk about the increased size increased float, increased market capital, that’s the primary objective. We don’t have a huge presence in Northern California so we would like to expand there. I think Tom mentioned we just hired a team up in Seattle, primarily on the SBA business, but they’ll be able to generate other business as well for us. And we do have loan officers more in Southern California. So we would like to expand in that Northern California type market. We don’t see a lot of overlap with the borrowers. Quite frankly, we are just under bit different type of borrower than what we typically target. However, we love to expand our initiatives with them.

Benjamin Ira Zucker

BTIG, LLC, Research Division

That makes a lot of sense. I guess turning to the securitization that you guys recently priced, I think in your deck you can calculate advance rate of like 83% or initial leverage of 4.7, 4.8 to 1, just curious what the gross levered returns on that pool is looking like once the securitization closes?

Thomas Edward Capasse

Chairman & CEO

Yes. If you look at additional incremental repo on the subordinate tranches, it’s roughly midteens.

Benjamin Ira Zucker

BTIG, LLC, Research Division

Very nice. And would you say that that’s fairly consistent with how your acquisition and securitization strategy plays out historically?

Thomas Edward Capasse

Chairman & CEO

You’re correct. And I would point out, if you look at the duration of our equity, if you think about our equity in the context of a bond investment, we like these investments because they’re very — there’s limited structure and leverage loans, the loss curve, it’s very stable and they generate a 3- to 4-year duration net interest margin over — as opposed to, let’s say, about 100% of your balance sheet being in transitional loans with a duration of 1 year. So we like those kind of acquisitions and what think accretive in the margin. In fact, they would add that this acquisition does open us up now to more aggressively pursuing other acquisitions because we’ve been prioritizing capital for growth in our origination platform in order to create the operating leverage that exists in that business.

Benjamin Ira Zucker

BTIG, LLC, Research Division

That’s great. And, Tom, can you just quickly remind me while we’re on the subject, on the acquired loans, what percentage of the total interest income on average? I understand it’s different by loan to acquisition. What percentage of the net interest income comes from the stated coupon? And what percent comes from the accretion of purchase discounts?

Frederick C. Herbst

CFO & Secretary

It’s more on the coupon now. It used to be, a couple of years ago, we buy loans at a significant discount to market. Now when we buy loans, it’s generally in the 90s type franchise, being 90 in par so the discount accretion is far less than it used to be.

Operator

Our next question comes from Scott Valentin from Compass Point.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

Just on the acquisition. Simplistically, the way I look at it, they’re about $300 million of capital if you assume assets and liquidity close to park. Does that imply about $600 million of balance sheet growth for you guys over time? That kind of $300 million equity, — 3x to 3.5x leverage, is that a fair way to look at it?

Frederick C. Herbst

CFO & Secretary

Yes. That’s reasonable assumption, yes.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

Okay. And then on provision expense. I notice it was up this quarter. I think it was the acquisition segment that had a little higher provision. Is there anything to clear with the provision expense?

Frederick C. Herbst

CFO & Secretary

We had 1 loan where we always remark or get and additional values or updated values to be property at 1 loan that dropped value of it.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

Okay. And then, Tom, you’re making an analogy between residential mortgage or residential housing and SBC. Do you expect the production for origination slowdown for the market given what we’re seeing in residential housing, you kind of apply the same dynamics you’re playing out where much supply prices are high, therefore, demand is kind of slowing?

Thomas Edward Capasse

Chairman & CEO

Essentially, the answer is somewhat of a slowing of the rate of growth. I think it was 13% — I’m sorry, it was flat to slightly up the past year-over-year and will hit another $200 million of — and this is on the investor loan. But one of the things that projection — the analysts are protecting in terms of why it might increase 5% or so next year is because a lot of the property owners are looking to — because of the rent versus buy decision, they’re looking to purchase buildings that they currently occupy. So we expect to see a lot of increase in acquisition activities due to the relative economic decision related to buy versus rent. And given that rent, if you look at it index of rent, it’s well in excess of the — crisis. There’s been small balance commercial property. So that’s one thing that would lead us to believe you will see maybe a mid-single-digit increase percentage terms in originations, but small balance commercial investor properties in the next year. On the SBA side, just the demand exceeds the cap that the government allows. So we continue to see probably a $25 million to $28 million a year this year and the same next year for the SBA 7A program.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

That’s helpful. And then you mentioned you hired SBA team. Are there opportunities out there to there? Is it easy to find teams? Or is it going to more costly?

Thomas Edward Capasse

Chairman & CEO

We didn’t say — we didn’t pay, I mean in terms of the team, the interesting thing is we’re 1 of 14 nonbank lenders and we use them all where we use both loans officer — we hire loan officers with production goals of $5 million to $15 million per loan officer and usually very seasoned, but we haven’t had to offer big retention bonuses or acquisition packages because of a lot of what — the frustration of a lot of these teams had working at banks because of the tight credit box and the competition structure such that moving to a nonbank is very attractive to them in terms of competition and volume. So we actually have had reverse increased commodity team. Another example is we hired a team out in Ohio that focuses on certain verticals. In that case, funeral parlors and dental practices. So we’re going to continue to see organic growth in our origination which this year are roughly $200 million to $230 million. We want to continue to ramp that growth through both organically as well as through acquisitions of new team.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

Okay. And 1 final question for me. On the — you mentioned, Tom, you guys purchased I guess a conduit or just chunk of a conduit, how does that compare to returns of stuff that you originate internally? Is it similar return? And then two, is there an opportunity — there’s a different opportunity there to do more of that going forward.

Thomas Edward Capasse

Chairman & CEO

Definitely an opportunity to do more of that going forward. This was a large bank. It’s a very large player in the conduit market. They have their own servicing book basis as well. And this was a, I’ll call it, small balance conduit. If you look at the hierarchy of small balance commercial, micro is below $1 million. Typically, look at the borrowers credit well. Works well in the small and mid-market, which is, let’s say, $1 million to $5 million. And in the conduit market, there’s — they define it as $5 million to $25 million or $30 million. So this bank, we work on underwriting guidelines that are consistent with our credit criteria, and then they rolled out this program based on the forward commitment by the subordinate bond form by ReadyCap. So in terms of the answer to your question, it’s probably about, call it, 13% to 14%, 15% versus similar loans that, for example, like that legacy pool we bought as probably more in 15% — 14% to 16% range. So maybe it’s about 100 basis points below the manufacturer feel that we do, but it clearly meets the criteria of leverage returns basis for generating. Again, what we want to do on our balance sheet is to generate very stable longer-duration net interest margin match-funded via the securitization market, so this is we think is very accretive, and we will continue to work with this partner and potentially roll it out to others in the future.

Operator

Our next question comes from the line of Christopher Nolan from Ladenburg Thalmann.

Christopher Whitbread Patrick Nolan

Ladenburg Thalmann & Co. Inc., Research Division

Where would you expect the leverage ratios to be formed by dosing?

Frederick C. Herbst

CFO & Secretary

At closing? They will be about — the overall leverage goes about down to about 2.5 to 1 and recourse drops to about 1.5 to 1.

Christopher Whitbread Patrick Nolan

Ladenburg Thalmann & Co. Inc., Research Division

And then on the earnings for the SBC, the leverage yield came down. Does that reflect just more conventional?

Frederick C. Herbst

CFO & Secretary

No. It really had to do with leverage, a little bit less leverage. We paid down excess liquidity so we paid down the repo lines, which is what we do when we generally have excess cash. There’s really more a function of just the terms of leverage in this quarter versus last. There’s also — it’s not an exact science. We use long-term balances to compute the average balances so it’s not an average daily balance. So sometimes there’s anomalies in there but has it’s nothing to do with average coupon or cause of debt or anything like that.

Christopher Whitbread Patrick Nolan

Ladenburg Thalmann & Co. Inc., Research Division

Great. And then final question, the recourse debt-to-equity ratio ticked up this quarter. Applicant should we expect it to go back no given the securitizations you guys or no?

Frederick C. Herbst

CFO & Secretary

Yes, we don’t really recall but like that.

Operator

Our next question is a follow-up question from Jade Rahmani from KBW.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

How are you guys thinking about the dividend with coronaries having run in excess of the dividend for the year. Is the plan to maintain the dividend, retain additional capital given the amount of income coming from gains in terms to ERS? Or do you think that in 2019, given potential earnings accretion from the merger, you would likely raise the dividend?

Frederick C. Herbst

CFO & Secretary

Our board is kind of taking a policy taking it year by year, so it will be something we’ll discuss in the December meeting for our fourth quarter dividend. I guess is unless there’s a tax need to distribute, as we think we have a very competitive dividend if you look at our dividend yield versus the peer group, I think we’re at the top, if not, we’re very close to the top. So we’re probably again, it’s up to the board but my guess would be at a first quarter meeting when we go through the annual plan and projections and all that, we will potentially reset the dividend based on a number that we’re comfortable. One is competitive. Two will be able to cover with our core earnings for the year as we did this year. And three, hopefully grow book value a little bit.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

In terms of timing, do you anticipate the merger closing in early 1Q?

Frederick C. Herbst

CFO & Secretary

I think it’s probably going to be later, Jade. If you go through the process, we have to put the other proxy, which will take, I don’t know, 30 days and kind of goes the SEC depending on whether or not they review it, the likely will. They’re probably talking some until late January. By the time they review it and get back to us, then we have to circulate the investors and give them 30 to 45 days to consider. So you’re talking about that schedule unless the SEC — the pricing thus, we are probably talking sometimes in March.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. The vote would be on March and the closing will be in March?

Frederick C. Herbst

CFO & Secretary

Yes, the closing will be shortly after the vote. Keep in mind the subject so that’s what we kind of planning out in the own timeline, things will just quickly go on longer or quick no.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

And do the asset is continued base until the second quarter or we’d tick over or would you like gold bars are something because it may be?

Frederick C. Herbst

CFO & Secretary

They will continue to run the business we kind of establish with them here are the prices and we’ve indicated we think these properties are worth and so us there we did that band, they continued to dispose of and we factored those numbers into our projections.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. In terms of overall credit in the market, just tracking the commercial mortgage REITs, we protected a modest pickup of sort of one-off credit issues, but they do seem to be happening with a little bit more frequency. Are you seeing any of that either in your own portfolio or in the trends that you track?

Thomas Edward Capasse

Chairman & CEO

Not really. We’ve had some few maturity expenses but maybe 1 or 2 properties that didn’t lease up on time. But what are you seeing because we see this in our in terms of the external manager’s being a major investor in large balance commercial real estate stressed that we are definitively seeing idiosyncratic the pulse, if you will, due to the intense competition or large balance market in the migration to more specialty use property with more difficult business plans to execute. So I think that you’re definitely starting to see that as people stress for credit in a competitive large balance market. But we’re just — we’re not seeing that as much in the small balance space in part due to the limited number of specially nonbank private funds that target that market.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

What was the other take that you mentioned? I didn’t hear it clearly. Mixed-use what was the...

Thomas Edward Capasse

Chairman & CEO

Specialty use.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

Specialty use?

Thomas Edward Capasse

Chairman & CEO

Yes, like repositioning a large block of fitness center or a project in a, let’s say, a stadium project. Mixed-use development around stadium project, which $500 million transitional loan. It’s — you’re seeing more of that in the large balance space than you did not, let’s say, 2 or 3 years ago. And if you drill down or look at the actual project on each of the largest small balance — in fact large balance REITs, that’s a lot of these some kind of idiosyncratic project risks that’s being introduced by taking on more difficult credits from transitional loan standpoint than you did 2 or 3 years ago.

Operator

Ladies and gentlemen, we have reached the end of the question-and-answer session. And I’d like to turn the call back to management for any closing remarks.

Thomas Edward Capasse

Chairman & CEO

Again, we appreciate everybody’s continued support, and we’re very pleased with this accretive merger and look forward to continuing to deploy the capital and growing our earnings, and we look forward to next quarter’s earnings call.

Operator

This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER

In connection with the proposed merger, Ready Capital expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a joint proxy statement/prospectus and other documents with respect to the proposed merger. The joint proxy/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC CAREFULLY IF AND WHEN THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, ORM AND THE PROPOSED MERGER.

Stockholders of Ready Capital and ORM may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE PROPOSED MERGER

Ready Capital, ORM and their respective directors, executive officers and certain other members of management and employees of Ready Capital and ORM may be deemed to be participants in the solicitation of proxies from Ready Capital’s and ORM’s stockholders in respect of the proposed merger. Information regarding Ready Capital’s directors and executive officers can be found in Ready Capital’s definitive proxy statement filed with the SEC on April 30, 2018 and Ready Capital’s most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2017. Information regarding ORM’s directors and executive officers can be found in ORM’s definitive proxy statement filed with the SEC on June 8, 2018 and ORM’s most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2017. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Ready capital or ORM, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the the Securities Act and Section 21E of the Exchange Act and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on current expectations and beliefs of Ready Capital and ORM and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; neither Ready Capital nor ORM can give any assurance that its expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated November 7, 2018, by and among Ready Capital, ORM and ReadyCap Merger Sub, LLC; the inability to obtain stockholder approvals relating to the merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the merger; fluctuations in the adjusted book value per share of the shares of both Ready Capital and ORM; risks related to disruption of management attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on Ready Capital’s and ORM’s operating results and businesses generally; the outcome of any legal proceedings relating to the merger; changes in future loan acquisition and production; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and ORM; and other factors, including those set forth in the Risk Factors section of Ready Capital’s and ORM’s most recent Annual Reports on Form 10-K and other reports filed by Ready Capital and ORM with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Neither Ready Capital nor ORM undertakes any obligation to update these statements for revisions or changes after the date of this report, except as required by law.